UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2 Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Recent Developments

On October 24, 2019, the Pudong Branch of the Shanghai Public Security Bureau (the “Public Security Bureau”) announced on its website that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service Co., Ltd. (“Dianniu”), Golden Bull Limited’s (the “Company”) variable interest entity for suspected illegal collection of public deposits (the “Investigation”). The Public Security Bureau has taken criminal enforcement measures against 17 suspects in this case, and have thus far detained 6 suspects. The Company’s management believes that the Company’s Chief Financial Officer, Jing Leng, and Director, Xiaohui Liu, as well as several members of Dianniu’s management may have been the subject of such criminal enforcement measures. The Public Security Bureau also has initiated online hunting for Mr. Erxin Zeng, CEO of the Company.

Due to the Investigation, the Chengdu office of Dianniu has been shut down by the government authorities and the bank accounts of Dianniu and all related personnel have been frozen for investigation. Dianniu’s office in Shanghai continues in assisting lenders in making collections from the defaulted borrowers, and cooperating with the Public Security Bureau and all other government authorities to provide documents as requested.

The Company expects to discontinue its P2P business in the near future and to start a new business with the proceeds expected to be raised from equity and debt financing.

The Company became party to actions filed by Guiyu Sun and Chao Shang on September 11, 2019, and by Jiangong Li and Zaiying Liu on September 12, 2019 (collectively, the “Plaintiffs”). The Plaintiffs are lenders on the Company’s platform that have had their loans defaulted on by certain borrowers and are taking action against Dianniu to recover their defaulted loans. The Company only facilitates loans by connecting borrowers and lenders on our platform and does not take control of funds that pass between such lenders and borrowers. Dianniu is also unable to take legal action against the defaulted borrowers or liquidate their loan collateral. Dianniu plans on filing motions to dismiss all claims by the Plaintiffs against the Company due to lack of standing.

Departure of Directors and Officers; Appointment of Directors and Officers.

Change in Officers and Directors

On October 18, 2019, the Board of Directors of the Company (the “Board”) removed Ms. Jing Leng from the position of Chief Financial Officer, effective immediately.

On October 18, 2019, the Board appointed Mr. Erke Huang as Chief Financial Officer of the Company to fill the vacancy created by the removal of Ms. Leng, effective October 28, 2019.

On October 30, 2019, the Board removed Mr. Erxin Zeng from the position of Chief Executive Officer and Board, effective immediately.

On October 30, 2019, the Board appointed Mr. Min Hu as Chief Executive Officer and a director of the Company to fill the vacancy created by the removal of Mr. Zeng, effective immediately.

On October 30, 2019, the Board appointed Mr. Erke Huang as a director of the Company, effective immediately.

Mr. Huang has served as the Co-Founder and Advisor of Long Soar Technology Limited since August 2019 and as the Founder/CEO of Bitotem Investment Management Limited since May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

The Company and Mr. Huang entered into an employment agreement (the “Huang Employment Agreement”) on October 28, 2019, pursuant to which the Company agrees to pay Mr. Huang sixty thousand dollars annually for serving as the Chief Financial Officer of the Company starting from the effective date of the Huang Employment Agreement. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Huang Employment Agreement. The Huang Employment Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K.

The Company and Mr. Huang also entered into a director agreement (the “Huang Director Agreement”) on October 30, 2019, pursuant to which the Company agrees to pay Mr. Huang one thousand dollars annually for serving on the Board starting from the effective date of the Huang Director Agreement. The Company shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Huang Director Agreement. The Huang Director Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K.

Mr. Huang has no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Huang had, or will have, a direct or indirect material interest.

Mr. Hu has served as the Business Manager of Weihua Liquor Company since 2011. From 2009 to 2011, Mr. Hu served as the General Manager of Xuejiawan Huafeng Wholesale Market Company. Mr. Hu served as a Manager of Eastern Hair Growth Center Company from 2002 to 2009. Mr. Hu received his bachelor’s degree in Law from Qingdao Qiushi College of Arts and Sciences in 2000.

The Company and Mr. Hu entered into an employment agreement (the “Hu Employment Agreement”) on October 31, 2019, pursuant to which the Company agrees to pay Mr. Hu eighty thousand dollars annually for serving as the Chief Executive Officer of the Company starting from the effective date of the Hu Employment Agreement. The Company shall also reimburse Mr. Hu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Hu Employment Agreement. The Hu Employment Agreement is filed as Exhibit 99.3 to this Current Report on Form 6-K.

The Company and Mr. Hu also entered into a director agreement (the “Hu Director Agreement”) on October 31, 2019, pursuant to which the Company agrees to pay Mr. Hu one thousand dollars annually for serving on the Board starting from the effective date of the Hu Director Agreement. The Company shall also reimburse Mr. Hu for reasonable and approved expenses incurred by him in connection with the performance of his duties under the Hu Director Agreement. The Hu Director Agreement is filed as Exhibit 99.4 to this Current Report on Form 6-K.

Mr. Hu has no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Hu had, or will have, a direct or indirect material interest.

Change in Directors

On October 18, 2019, Hui Shen notified the Company of her resignation as a director of the Company.

On October 18, 2019, the Board removed Mr. Xiaohui Liu, from the Board effective immediately, since the Company was not able to reach Mr. Liu for an extended period of time.

On October 30, 2019 the Board appointed Ms. Ping Liu as a director and chairwoman of the Board.

Ms. Liu has served as the Deputy General Manager of Shenzhen Qianhai Wanyin Investment Fund Management Co., Ltd. since 2013. From 2006 to 2012, Ms. Liu served as the General Investment Supervisor of First Line Capital. Ms. Liu served as the Deputy General Manager of Chongqing Yahu Information Development Co., Ltd. from 1999 to 2006. Ms. Liu received her bachelor’s degree in English from University of International Business and Economics.

The Company and Ms. Liu entered into a director agreement (the “Liu Director Agreement”) on October 30, 2019, pursuant to which the Company agrees to pay Ms. Liu one thousand dollars  annually for serving on the Board starting from the effective date of the Liu Director Agreement. The Company shall also reimburse Ms. Liu for reasonable and approved expenses incurred by her in connection with the performance of her duties under the Liu Director Agreement. The Liu Director Agreement is filed as Exhibit 99.5 to this Current Report on Form 6-K.

Ms. Liu has no any family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Liu had, or will have, a direct or indirect material interest.

Entry into a Material Definitive Agreement

On October 30, 2019, the Company entered into certain securities purchase agreement (the “SPA”) with certain “Non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the SPA, the Company agreed to sell an aggregate of 6,500,000 ordinary shares (the “Shares”), par value $0.01 per share (“Ordinary Shares”), at a per share purchase price of $0.40. The gross proceeds to the Company from such Offering will be $2,600,000.

The parties to the SPAs have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq approval of the listing of the Share and (b) accuracy of the parties’ representations and warranties.

The net proceeds of the Offering shall be used by the Company in connection with the Company’s acquisitions, general corporate purposes, working capital, or conduct of new business as approved by the Board.

The form of the SPA is filed as Exhibit 99.6 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Employment Agreement entered into between the Company and Erke Huang
99.2	Director Agreement entered into between the Company and Erke Huang
99.3	Employment Agreement entered into between the Company and Min Hu
99.4	Director Agreement entered into between the Company and Min Hu
99.5	Director Agreement entered into between the Company and Ping Liu
99.6	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: October 31, 2019	By:	/s/ Erke Huang
		Name:	Erke Huang
		Title:	Chief Financial Officer

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